

C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)



Ref : BC/GH/CPP/10/067

BY AIRMAIL

1st June, 2010

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington, DC 20549
United States of America

Attn : International Corporate Finance

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2277 0286 in Hong Kong if you have any questions.

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.



Bessie P S Chan
Company Secretary

Encl

c.c. Ms Joanne Wang - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen / Ms Anna Jia - The Bank of New York, Hong Kong Branch (w/o encl) (via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC dated 1st June, 2010 of C.P. Pokphand Co. Ltd.

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Documents

Document : Announcement regarding Changes in Board Composition and Abolition of Executive Board Committee
Date : 1st June, 2010
Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited



C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

CHANGES IN BOARD COMPOSITION AND ABOLITION OF EXECUTIVE BOARD COMMITTEE

(I) CHANGES IN BOARD COMPOSITION

The board of directors of (the "Board") of C.P. POKPHAND CO. LTD. (the "Company") announces that following internal review and discussion aimed at streamlining the Board structure and enhancing the effectiveness of the corporate governance structure of the Company, the following changes in the composition of the Board took effect from 1 June 2010:

A. Resignation of Executive Directors

1. Mr. Sumet Jiaravanon has resigned as an executive director of the Company, whilst retaining the title of Honorary Chairman of the Company. Being the Honorary Chairman, Mr. Sumet Jiaravanon is not a member of the Board but he will continue to provide strategic advice to the Company. Mr. Dhanin Chearavanont continues to serve as the Chairman and an executive director of the Company.

2. Each of Mr. Nopadol Chiaravanont, Mr. Chatchaval Jiaravanon, Mr. Narong Chearavanont and Mr. Pang Siu Chik has resigned as an executive director of the Company.

Each of the aforesaid individuals has confirmed that he agrees with the Board's decision to streamline the Board structure and enhance the effectiveness of the Company's corporate governance structure and has for that reason tendered his resignation from the Board (whilst retaining, in the case of Mr. Sumet Jiaravanon, the Honorary Chairmanship or, in the other cases, his executive functions in the Group). Each of them has also confirmed that he has no disagreement with the Board and there are no other matters relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

The Board would like to take this opportunity to express its appreciation for the efforts of all the resigned directors and their valuable contributions to the Company during their tenure of office.

B. Resignation of Vice Chairmen

Each of the following executive directors of the Company who previously also served as a Vice Chairman of the Company, namely, Mr. Meth Jiaravanont, Mr. Anan Athigapanich and Mr. Damrongdej Chalongphuntarat, has resigned as Vice Chairman while continuing to serve as executive director of the Company.

(II) ABOLITION OF EXECUTIVE BOARD COMMITTEE

The Board also announces that, in light of the reduction in the overall size of the Board (from 17 to 12) following the resignation of the executive directors of the Company referred to above, the Board considered it unnecessary to continue with the delegation of certain executive functions to the Executive Board Committee of the Company and therefore resolved to abolish the Executive Board Committee with effect from 1 June 2010.

On behalf of the Board
Robert Ping-Hsien Ho
Director

Hong Kong, 1 June 2010

As at the date of this announcement, the Board (subsequent to the above changes in board composition) comprises nine executive Directors, namely, Mr. Dhanin Chearavanont, Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Soopakij Chearavanont, Mr. Anan Athigapanich, Mr. Damrongdej Chalongphuntarat, Mr. Bai Shanlin, Mr. Suphachai Chearavanont and Mr. Robert Ping-Hsien Ho, and three independent non-executive Directors, namely, Mr. Ma Chiu Cheung, Andrew, Mr. Sombat Deo-isres and Mr. Sakda Thanitcul.



C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

Ref : BC/GH/CPP/10/062

BY AIRMAIL

31st May, 2010

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington, DC 20549
United States of America

Attn : International Corporate Finance

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2277 0286 in Hong Kong if you have any questions.

................../2

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.



Bessie P S Chan
Company Secretary

Encl

c.c. Ms Joanne Wang - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen / Ms Anna Jia - The Bank of New York, Hong Kong Branch (w/o encl) (via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated 31st May, 2010 of
C.P. Pokphand Co. Ltd.

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Documents

Document : Circular regarding Major and Connected Transaction in relation to the New Loan Agreement

Date : 31st May, 2010

Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities in C.P. Pokphand Co. Ltd., you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

(Stock Code: 43)

MAJOR AND CONNECTED TRANSACTION IN RELATION TO THE NEW LOAN AGREEMENT

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders



KingswayGroup

Kingsway Capital Limited

A letter from the Board is set out on pages 4 to 8 of this circular. A letter from the Independent Board Committee and a letter from the independent financial adviser, Kingsway Capital Limited, containing its advice to the Independent Board Committee and the Independent Shareholders, are set out on page 9 and pages 10 to 16 of this circular respectively.

31 May 2010

CONTENTS

In this circular, the following expressions shall have the following meanings unless the context otherwise requires:

"Amendment Agreement"	the amendment agreement to the Guaranty entered into on 30 October 2008 between EKCM and CCFL
"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"CCFL"	卡特彼勒（中國）融資租賃有限公司 (Caterpillar (China) Financial Leasing Co., Ltd.*), a company incorporated in the PRC and a party independent of the Company and its connected persons and which is not a connected person of the Company
"Chearavanont Shareholders"	four members of the Chearavanont family, namely, Mr. Jaran Chiaravanont, Mr. Montri Jiaravanont, Mr. Sumet Jiaravanon and Mr. Dhanin Chearavanont, who, on an aggregate basis, are directly and indirectly interested in 75% of the issued share capital of the Company
"Company"	C.P. Pokphand Co. Ltd., a company incorporated in Bermuda whose shares are listed and traded on the Main Board of the Stock Exchange under stock code 43
"CPG"	Charoen Pokphand Group Company Limited, a company organized and existing under the laws of the Kingdom of Thailand and owned as to 51.31% by the Chearavanont Shareholders
"CPI Holding"	CPI Holding Co., Ltd., a company incorporated in the British Virgin Islands and wholly-owned by a company which is held as to 51.31% of its issued share capital by the Chearavanont Shareholders
"Directors"	the directors of the Company
"ECI Metro"	ECI Metro Investment Co. Ltd., a company incorporated in the British Virgin Islands, in which the Company holds a 50% indirect equity interest through its wholly-owned subsidiary
"ECI Metro Group"	ECI Metro and its wholly-owned subsidiaries
"EKCM"	Ek Chor China Motorcycle Co. Ltd., a company incorporated in Bermuda and a wholly-owned subsidiary of the Company

"Existing Loan"	the existing loan in the principal amount of up to US$29,000,000 (or its equivalent in RMB) lent or procured by EKCM to ECI Metro under the Existing Loan Agreement which expired on 20 April 2010
"Existing Loan Agreement"	the existing loan agreement dated 21 April 2009 entered into between EKCM and ECI Metro in respect of the provision of the Existing Loan
"Group"	the Company and its subsidiaries
"Guaranty"	the guarantee (as amended by the Amendment Agreement) entered into by EKCM in favour of CCFL, guaranteeing certain indebtedness of the ECI Metro Group up to the maximum amount of US$30.55 million
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Independent Board Committee"	the board committee appointed by the Board, comprising the independent non-executive Directors, to advise the Independent Shareholders in relation to the New Loan
"Independent Shareholder(s)"	Shareholders who would not be required to abstain from voting at a general meeting of the Company to approve the New Loan Agreement
"Kingsway"	Kingsway Capital Limited, a licensed corporation to carry on Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities as set out in Schedule 5 of the SFO, appointed as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the provision of the New Loan under the New Loan Agreement
"Latest Practicable Date"	26 May 2010, being the latest practicable date prior to the printing of this circular for ascertaining certain information included herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Metro Tractor"	Metro Tractor Co., Ltd., a company incorporated in Thailand which holds a 50% equity interest in ECI Metro

"New Loan"	the new loan in the principal amount of up to US$29,000,000 (or its equivalent in RMB) to be lent or procured by EKCM to ECI Metro under the New Loan Agreement
"New Loan Agreement"	the new loan agreement date 19 April 2010 entered into between EKCM and ECI Metro in respect of the provision of the New Loan
"OSIL"	Orient Success International Limited, a company incorporated in the British Virgin Islands and wholly-owned by a company which is indirectly held as to 51.31% of its issued share capital by the Chearavanont Shareholders
"OSIL Group"	OSIL and its subsidiaries, jointly-controlled entities and associated companies
"PRC"	the People's Republic of China (for the purpose of this circular, excluding Hong Kong, the Macau Special Administrative Region and Taiwan)
"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	ordinary shares of US$0.01 each in the share capital of the Company
"Shareholder(s)"	holder(s) of Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"US$"	United States dollars, the lawful currency of United States
"Worth Access"	Worth Access Trading Limited, a company incorporated in the British Virgin Islands and wholly-owned by a company which is indirectly held as to 51.31% of the issued share capital by the Chearavanont Shareholders

* *For identification purpose*



C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

Directors:
Mr. Sumet Jiaravanon
Mr. Dhanin Chearavanont
Mr. Thanakorn Seriburi
Mr. Meth Jiaravanont
Mr. Soopakij Chearavanont
Mr. Anan Athigapanich
Mr. Damrongdej Chalongphuntarat
Mr. Bai Shanlin
Mr. Nopadol Chiaravanont
Mr. Chatchaval Jiaravanon
Mr. Narong Chearavanont
Mr. Suphachai Chearavanont
Mr. Robert Ping-Hsien Ho
Mr. Pang Siu Chik
Mr. Ma Chiu Cheung, Andrew*
Mr. Sombat Deo-isres*
Mr. Sakda Thanitcul*

* *Independent non-executive Directors*

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal office in Hong Kong:
21st Floor
Far East Finance Centre
16 Harcourt Road
Hong Kong

31 May 2010

To the Shareholders

Dear Sirs,

MAJOR AND CONNECTED TRANSACTION IN RELATION TO THE NEW LOAN AGREEMENT

A. INTRODUCTION

Reference is made to the announcement of the Company dated 19 April 2010 in relation to the provision of the New Loan by EKCM, a wholly-owned subsidiary of the Company, to ECI Metro under the New Loan Agreement.

The purpose of this circular is to give Shareholders further information on the terms of the New Loan Agreement and to provide Shareholders with such information concerning the Company as is required by the Listing Rules.

B. THE NEW LOAN AGREEMENT

(a) Date

19 April 2010

(b) Parties

Lender: EKCM, a wholly-owned subsidiary of the Company; and

Borrower: ECI Metro, a jointly-controlled entity of the Group, in which EKCM holds an indirect 50% equity interest.

(c) Details of The New Loan

Under the New Loan Agreement, EKCM has agreed to lend, or procure its direct or indirect subsidiaries or a third party to lend, to ECI Metro the principal amount of up to US$29,000,000 (or its equivalent in RMB) in cash, at a rate per annum equal to the prime rate of interest published by the People's Bank of China on the draw down date for RMB borrowings of one-year multiplied by 1.15 (subject to any adjustment to be mutually agreed). The interest rate for the New Loan was determined after arm's length negotiation between EKCM and ECI Metro with reference to the prevailing interest rates quoted by the commercial bank in the PRC. The term of the New Loan Agreement is one year commencing from the date of the New Loan Agreement, subject to extension by mutual agreement. ECI Metro shall pay interest and repay the principal amount drawn upon maturity.

(d) Conditions Precedent

Completion of the New Loan Agreement is conditional upon, among other things, full compliance with the applicable requirements of the Listing Rules, including obtaining (where applicable) a waiver from the Stock Exchange to accept a written independent shareholders' approval of the Company in lieu of holding a general meeting to approve the New Loan Agreement and the transactions contemplated hereunder.

The condition precedent set out above has already been fulfilled.

(e) Drawdown

The New Loan can be drawn down upon receipt of prior written drawn down notice of at least five business days immediately following the day upon which all of the conditions for the New Loan Agreement shall have been fulfilled, or such other date as the relevant parties may agree in writing, provided that the first drawdown of the New Loan shall occur on the business day immediately following the fulfilment of all the conditions for the New Loan Agreement and shall be applied to repay the full amount of the Existing Loan (including accrued interest).

C. INFORMATION ON THE PARTIES

The Group is principally engaged in the operation of feedmills for the production and sale of feed products. Additionally, the Group is involved in various other relatively smaller businesses, including the production and sale of chlortetracycline products, and through its jointly-controlled entities, in the manufacture and sale of motorcycles, the sale of Caterpillar machinery, and the manufacture and sale of carburetors and automobile accessories.

ECI Metro is a jointly-controlled entity of the Group in which EKCM, a wholly-owned subsidiary of the Company, has a 50% indirect equity interest. ECI Metro is the sole agent of the Caterpillar brand of construction machinery and tools in the western region of the PRC and is principally engaging in the sales, leasing and repair services of Caterpillar construction machinery in the PRC.

D. REASONS FOR THE NEW LOAN

As the Existing Loan fell due to expire on 20 April 2010, the New Loan Agreement was entered into so that ECI Metro could repay the amount outstanding under the Existing Loan. The New Loan has allowed ECI Metro to continue to finance its purchase of Caterpillar machinery and spare parts and provide working capital for the ECI Metro Group. The other shareholder of ECI Metro, Metro Tractor, has also agreed to continue to procure a loan of up to US$29,000,000 (or its equivalent in RMB) to ECI Metro for the same purpose.

Given that (i) the New Loan would continue to provide support to ECI Metro for its increasing scale of operation and therefore strengthen its revenue stream and profitability and will in turn benefit the Group; and (ii) the other shareholder of ECI Metro has also agreed to continue to procure a similar loan to ECI Metro for the same purpose, the Directors (including the independent non-executive Directors who have taken into account the advice from Kingsway) consider that the provision of the New Loan is on normal commercial terms, in the interests of the Company and the Shareholders as a whole and are fair and reasonable.

E. FINANCIAL IMPACT OF THE NEW LOAN

The Directors consider that the New Loan will not have any immediate effect on the earnings, assets and liabilities of the Group, except that the Company expects the Group to continue to earn regular interest income from the provision of the New Loan.

F. LISTING RULES IMPLICATIONS

ECI Metro is a jointly-controlled entity of the Group in which EKCM has an indirect 50% equity interest. Since Mr. Chatchaval Jiaravanon, an executive director of the Company, is the son-in-law of Mr. Thongsai Burapachaisri, who holds an approximately 92.4% equity interest in Metro Tractor, which in turn holds the other 50% equity interest in ECI Metro, Mr. Thongsai Burapachaisri and ECI Metro are connected persons of the Company pursuant to Chapter 14A of the Listing Rules. As the ECI Metro Group has borrowed and will continue to borrow from CCFL to fund its purchase of Caterpillar brand construction machinery and tools, and CCFL has agreed to provide such financing against, among other things, the Guaranty as disclosed in the announcements of the Company dated 4 July 2007 and 30 October 2008, respectively, the transactions under the New Loan Agreement and the Guaranty are required to be aggregated pursuant to Rules 14.22 and 14A.25 of the Listing Rules. As one of the applicable aggregate percentage ratios is more than 25% but less than 100%, the New Loan, when aggregated with the Guaranty, constitutes a major and connected transaction for the Company under the Listing Rules and is subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules.

To the best knowledge of the Directors, as no Shareholder had any material interest in the New Loan Agreement, none of the Shareholders would has been required to abstain from voting if the Company had convened a general meeting for approving the transactions contemplated under the New Loan Agreement. CPI Holding, Worth Access and OSIL, each of which was wholly-owned by companies which were held as to 51.31% of their issued share capital by the Chearavanont Shareholders, and which held on an aggregate basis approximately 74.98% of the issued share capital of the Company as at the Latest Practicable Date, have given their written approval of the New Loan. CPI Holding, Worth Access and OSIL each held 1,004,014,695 Shares, 481,250,000 Shares and 2,724,758,578 Shares, respectively, as at the Latest Practicable Date. In accordance with Rule 14A.43 of the Listing Rules, a waiver has been granted with respect to holding a general meeting to approve the New Loan Agreement and the written independent shareholders' approval was accepted by the Stock Exchange.

G. RECOMMENDATION

The Independent Board Committee has been established to consider whether the terms of the New Loan Agreement are fair and reasonable so far as the Independent Shareholders are concerned and Kingsway has been appointed to advise the Independent Board Committee and the Independent Shareholders in that connection.

The text of the letter of Kingsway containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 10 to 16 of this circular and the text of the letter from the Independent Board Committee to the Independent Shareholders is set out on page 9 of this circular.

The Independent Board Committee, having taken into account the opinion of Kingsway, considers the terms of the New Loan Agreement to be fair and reasonable and are in the interest of the Company and the Shareholders as a whole.

H. ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the appendices to this circular.

Yours faithfully,
By Order of the Board
Pang Siu Chik
Director



C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

31 May 2010

To the Independent Shareholders

Dear Sirs,

MAJOR AND CONNECTED TRANSACTION IN RELATION TO THE NEW LOAN AGREEMENT

We refer to the circular dated 31 May 2010 issued to the Shareholders (the "Circular") of which this letter forms part. Capitalized terms used herein shall have the same meanings as defined in the Circular unless the context otherwise requires.

As independent non-executive Directors who are independent of the parties to the New Loan Agreement and not having any interest in the transactions contemplated under the New Loan Agreement, we have been appointed by the Board to advise you as to whether, in our opinion, the terms of the New Loan Agreement are fair and reasonable so far as the Independent Shareholders as a whole are concerned.

Kingsway has been appointed by the Company as the independent financial adviser to advise us regarding the fairness and reasonableness of the terms of the New Loan Agreement. Details of its advice, together with the principal factors and reasons taken into consideration in arriving at such opinion, are set out on pages 10 to 16 of the Circular. Your attention is also drawn to the letter from the Board set out on pages 4 to 8 of the Circular and the additional information set out in the appendices to the Circular.

Having taken into account the opinion of and the principal factors and reasons considered by Kingsway as stated in its letter of advice, we consider that the terms of the New Loan Agreement are fair and reasonable so far as the Independent Shareholders are concerned and are in the interest of the Company and its Shareholders. Had there been a general meeting convened for this purpose, we would therefore have recommended the Independent Shareholders to vote in favour of the New Loan Agreement. As disclosed in the letter from the Board, CPI Holding, Worth Access and OSIL have provided to the Company their written approval to the New Loan and accordingly, no general meeting will be convened for this purpose.

Yours faithfully,
For and on behalf of
the Independent Board Committee

Ma Chiu Cheung, Andrew	**Sombat Deo-isres**	**Sakda Thanitcul**
Independent Non-executive Director	*Independent Non-executive Director*	*Independent Non-executive Director*

The following is the full text of a letter received from Kingsway setting out its advice to the Independent Board Committee and the Independent Shareholders in respect of the terms of the New Loan Agreement for inclusion in the Circular.



5/F, Hutchison House,
10 Harcourt Road,
Central, Hong Kong
Tel. No.: (852) 2877-1830
Fax. No.: (852) 2283-7722

31 May 2010

To the Independent Board Committee and
the Independent Shareholders of C.P. Pokphand Co. Ltd.

Dear Sirs,

MAJOR AND CONNECTED TRANSACTION IN RELATION TO THE NEW LOAN AGREEMENT

INTRODUCTION

We refer to our appointment as the independent financial adviser to the Independent Board Committee in respect of the terms of the New Loan Agreement, details of which are set out in the letter from the Board (the "**Letter from the Board**") contained in the circular of the Company dated 31 May 2010 (the "**Circular**"), of which this letter forms part. Terms used in this letter shall have the same meanings as defined in the Circular unless the context requires otherwise.

Reference is made to the announcement of the Company dated 19 April 2010. EKCM, a wholly-owned subsidiary of the Company, entered into the New Loan Agreement with ECI Metro on 19 April 2010 in relation to the provision of the New Loan.

ECI Metro is a jointly-controlled entity of the Group in which EKCM has an indirect 50% equity interest. Since Mr. Chatchaval Jiaravanon, an executive Director, is the son-in-law of Mr. Thongsai Burapachaisri, who holds an approximately 92.4% equity interest in Metro Tractor, which in turn holds the other 50% equity interest in ECI Metro, Mr. Thongsai Burapachaisri and ECI Metro are connected persons of the Company pursuant to Chapter 14A of the Listing Rules. As the ECI Metro Group has borrowed and will continue to borrow from CCFL to fund its purchase of Caterpillar brand construction machinery and tools, and CCFL has agreed to provide such financing against, among other things, the Guaranty as disclosed in the announcements of the Company dated 4 July 2007 and 30 October 2008, respectively, the transactions under the New Loan Agreement and the Guaranty are required to be aggregated pursuant to

Rules 14.22 and 14A.25 of the Listing Rules. As one of the applicable aggregate percentage ratios is more than 25% but less than 100%, the New Loan, when aggregated with the Guaranty, constitutes a major and connected transaction for the Company and is subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules. To the best knowledge of the Directors, as no Shareholder had any material interest in the New Loan Agreement, none of the Shareholders would have been required to abstain from voting if the Company had convened a general meeting for approving the transactions contemplated under the New Loan Agreement.

CPI Holding, Worth Access and OSIL, each of which was wholly-owned by companies which were held as to 51.31% of their issued share capital by the Chearavanont Shareholders, and which held on an aggregate basis approximately 74.98% of the issued share capital of the Company as at the Latest Practicable Date, have given their written approval of the New Loan Agreement. CPI Holding, Worth Access and OSIL each held 1,004,014,695 Shares, 481,250,000 Shares and 2,724,758,578 Shares, respectively, as at the Latest Practicable Date. As stated in the Letter from the Board, in accordance with Rule 14A.43 of the Listing Rules, a waiver has been granted with respect to holding a general meeting to approve the New Loan Agreement and the written independent shareholders' approval has been accepted by the Stock Exchange.

The Independent Board Committee, comprising Messrs. Ma Chiu Cheung, Andrew, Sombat Deo-isres and Sakda Thanitcul, all being independent non-executive Directors, has been established to advise the Independent Shareholders in relation to the New Loan Agreement. We have been appointed to advise the Independent Board Committee and the Independent Shareholders in this respect.

BASIS OF OUR OPINION

In formulating our view and recommendation to the Independent Board Committee and the Independent Shareholders, we have relied on the information, opinions and representations contained or referred to in the Circular and provided to us by the Company, the Directors and the management of the Company, which the Directors consider to be complete, accurate and relevant. We have assumed that all the information, opinions and representations contained or referred to in the Circular were true, accurate and complete at the time they were made and continue to be true and accurate as at the date of the Circular. We have also assumed that all the statements of belief, opinion and intention made by the Directors in the Circular were reasonably made after due enquiry. We have no reason to doubt that any relevant information has been withheld, nor are we aware of any fact or circumstance, which would render the information provided and representations and opinions made to us by the Company, the Directors and the management of the Company untrue, inaccurate or misleading. We consider that we have reviewed sufficient information to enable us to reach an informed view. The Directors have confirmed that no material facts or representations have been withheld or omitted from the information provided and referred to in the Circular. We have not, however, carried out any independent verification of the information provided by the Company, the Directors and the management of the Company, nor have we conducted an independent investigation into the business and affairs, financial condition and future prospects of the Group, the ECI Metro Group, Metro Tractor or any of their associates.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion to the Independent Board Committee and the Independent Shareholders in respect of the New Loan Agreement, we have considered the following principal factors and reasons:

1. Background and reasons

Business of the Group

The Group is principally engaged in the operation of feedmills for the production and sale of feed products. Additionally, the Group is involved in various other relatively smaller businesses, including the production and sale of chlortetracycline products, and through its jointly-controlled entities, in the manufacture and sale of motorcycles, the sale of Caterpillar machinery, and the manufacture and sale of carburetors and automobile accessories. The entering into of the New Loan Agreement is not in the ordinary and usual course of business of the Company.

Operating performance of ECI Metro

As stated in the Letter from the Board, the annual report of the Company for the year ended 31 December 2009 (the "**2009 Annual Report**") and further advised by the Company, ECI Metro, a jointly-controlled entity of the Group, is the sole agent of the Caterpillar brand of construction machinery and tools in western region of the PRC and is principally engaged in the sales, leasing and repair services of Caterpillar construction machinery in the PRC. ECI Metro currently has 33 rental shops in total in China, of which 5 of them were newly opened in 2009, which provide sales services for Caterprillar machinery products, complementing its dealership network. In addition, ECI Metro successfully extended its dealership services for SEM wheel loaders to include provinces of Guizhou, Sichuan, Yunnan and Chongqing.

Based on the audited financial statement of the ECI Metro Group for the year 2008 and its management accounts for the year 2009, it recorded an increase in revenue and net profit after tax by approximately 27.1% and 30.9% respectively for the year ended 31 December 2009 from that in 2008. The ECI Metro Group recorded an annual growth of 18.8% in the unit sale of machinery to 1,603 units in 2009, among which the unit sale of excavator products, its major product, grew by approximately 35.7% to 1,342 units as compared to that in 2008. As stated in the 2009 Annual Report, as reconstruction works unfolded in the Sichuan areas, demand for construction machinery became more robust. Sales revenue derived in Sichuan and Yunnan recorded an annual growth of 41.2% and 18.5% in 2009 from that in 2008 respectively, accounting for approximately 26.9% and 23.0% of the total revenue of the ECI Metro Group in 2009, and thus became ECI Metro's major sales contributors. Chongqing also posted strong sales growth, with revenue soaring nearly 80% year-on-year in 2009 from that in 2008.

Financial resources of ECI Metro

The ECI Metro Group purchases Caterpillar machinery and spare parts for sale and leasing. The Directors advised that such purchase has been financed by internal resources of the ECI Metro Group and loans. As stated in the circular of the Company dated 12 May 2009, the ECI Metro Group previously drawn loans from banks and/or CCFL, a company which is principally engaged in the provision of financing in the PRC in relation to the purchase and/or rental of Caterpillar machinery and tools. In view of the upward adjustment of interest rate charged by CCFL and the tightening credit policy of CCFL, ECI Metro entered into the Existing Loan Agreement on 21 April 2009 in order to obtain additional resources to finance its daily operation. The entering into of the Existing Loan Agreement constituted a major and connected transaction of the Company and was approved by the then Independent Shareholders in writing pursuant to Rule 14A.43 of the Listing Rules.

The Existing Loan Agreement expired on 20 April 2010. The Existing Loan was fully drawn and was due for repayment on 20 April 2010. Hence, ECI Metro intends to apply the New Loan to replace the full amount of the Existing Loan such that the New Loan will allow ECI Metro to continue to finance its purchase of Caterpillar machinery and spare parts and provide working capital for the ECI Metro Group.

As advised by the Directors, the actual purchase amount of Caterpillar machinery and tools of the ECI Metro Group in 2009 was approximately RMB1,808 million and growth is expected in 2010 taken into account the historical high sales in 2009 and the expected demand in western region of China, while the cash balance of the ECI Metro Group was approximately RMB282 million as at 31 March 2010 based on its management account. Hence, the Directors consider that the entering into of the New Loan Agreement is essential for the ECI Metro Group to finance its working capital requirement.

Prospects of the construction machinery industry in China

According to the National Bureau of Statistics of China, the total fixed asset investment rose 30.1% year on year in 2009 to approximately RMB22.5 trillion, in which the fixed asset investment in urban areas rose 30.5% to approximately RMB19.4 trillion while that in rural areas rose 27.5% to approximately RMB3.1 trillion respectively from that in 2008. For the first quarter in 2010, the total fixed asset investment rose 26.4% as compared to that in the first quarter in 2009.

China unveiled a 4-trillion-yuan stimulus package in November 2008 to accelerate the economic growth, including 1.8 trillion yuan which was scheduled to be used to build more railroads, highways, airports and other infrastructure. According to the National Bureau of Statistics of China, the fixed assets investment in western region of China grew by 35% in 2009 to approximately RMB4.4 trillion as compared to that in 2008, and grew by 30% for the first quarter in 2010 as compared to that for the same period in 2009. The Directors believe that the 4-trillion-yuan stimulus package and the vigorous infrastructure reconstruction work in western China mentioned above would boost the demand of the construction machinery and spare parts in China and thus plan to set up additional stores in western China in the foreseeable future, resulting in an increase in working capital requirement.

Taking into account (i) the operating performance of the ECI Metro Group; (ii) the increase in working capital requirement of the ECI Metro Group in light of the expected increase in the demand of Caterpillar machinery in China; (iii) that the Existing Loan Agreement expired on 20 April 2010 and thus the New Loan is required to continue to finance the daily operation of the ECI Metro Group, we concur with the Directors' view that the entering into of the New Loan Agreement is in line with the business of and beneficial to the Group.

2. Loan amount

As stated in the New Loan Agreement, given the expiration of the Existing Loan Agreement on 20 April 2010, EKCM has agreed to lend, or procure its direct or indirect subsidiaries or a third party to lend the principal amount of up to US$29 million (or its equivalent in RMB) in cash to ECI Metro so as to continue to finance the purchase of Caterpillar machinery and spare parts and to provide working capital for the ECI Metro Group. The other shareholder of ECI Metro also agreed to continue to procure a loan of up to US$29 million (or its equivalent in RMB) to ECI Metro for the same purpose and, as advised by the Directors, on the similar terms as that under the New Loan Agreement.

Based on the information provided by the Company, the total purchase amount of machinery and spare parts for sale and leasing of the ECI Metro Group in 2009 dropped by approximately 24.1% from that in 2008, amounting to approximately RMB1,808 million. The Directors advise that orders for construction products received by the ECI Metro Group in 2008 was lower than expected due to the global financial crisis during the second half of 2008. A higher level of inventory, as compared to that in the previous year, was kept by the ECI Metro Group by the end of 2008 for sale in 2009, resulting in its lower purchase amount of machinery in 2009. Despite that, the purchase amount of machinery of the ECI Metro Group for the first quarter in 2010 increased by approximately 96.5% to approximately RMB733 million from that in the first quarter last year. For the same period, the unit of machinery sold by the ECI Metro Group also increased by approximately 63.2% to approximately 630 units from that last year. In light of the prospects of the industry as mentioned above, the Directors expect a growth in the purchase amount and purchase unit of Caterpillar machinery in 2010 from that in 2009.

Given (i) the historical purchases of the ECI Metro Group; and (ii) the expected increase in demand of the construction machinery and spare parts abovementioned, the Directors consider that the New Loan is essential to ECI Metro Group for financing the purchase of machineries and spare parts for sale and leasing. Taking into account of the factors above, we concur with the Directors' view and consider that the amount of the New Loan is reasonable.

3. Principal terms

Pursuant to the New Loan Agreement, the New Loan would be lent at an interest rate per annum ("**Interest Rate**") equal to the prime rate of interest published by the People's Bank of China for RMB borrowings of one-year on the date on which the Loan is drawn down multiplied by 1.15 (subject to any adjustment to be mutually agreed). As stated in the Letter from the Board, the Interest Rate was determined after arm's length negotiation between EKCM and ECI Metro with reference to the prevailing interest rates quoted by a commercial bank in the PRC.

Interest under the New Loan Agreement shall be computed on the basis of 360-day year. Save for the interest payables with the principal amount of the New Loan upon maturity of the New Loan, interest on the amount of the New Loan drawn during the first nine months from the date of the New Loan Agreement shall be payable on a three months basis, while that on the amount of the New Loan drawn after such nine-month period shall be monthly payable. The term of the New Loan Agreement is one year commencing from the date of the New Loan Agreement or such shorter period which terminates on the date on which the New Loan and any accrued interest thereon are fully paid.

According to the website of the People's Bank of China, the prevailing interest rate for one-year RMB borrowings is 5.31% per annum. As advised by the Company, same as the arrangement under the Existing Loan Agreement, the Group has procured one of its jointly controlled entities to provide a loan of up to approximately US$22.7 million to the ECI Metro Group, which is secured by a guarantee provided by the Group, at an interest rate per annum equal to the prime rate of interest published by a commercial bank in the PRC for RMB borrowings of one-year minus 10% ("**Rate**"). Difference between the amount of interest payables under the New Loan Agreement, which is computed based on the Interest Rate, and that payables to the aforesaid jointly controlled entity, which is computed based on the Rate, will be paid to EKCM.

Balance of the New Loan of up to approximately US$6.3 million is expected to be financed by internal resources of the Group. The Directors advise that the prevailing interest rate per annum on US$ fixed deposit offered by the principal bankers of the Group is lower than the Interest Rate. Hence, the Directors consider it more favourable to the Group to lend the aforesaid amount of cash to ECI Metro by comparing between the interest income receivable from ECI Metro and that from US$ fixed deposit at banks.

The Directors advise that though ECI Metro has not yet finalised the terms of the agreement in respect of the loan of the equivalent amount agreed to be procured by the other shareholder of ECI Metro, the directors of ECI Metro would procure such loan on terms similar with that under the New Loan Agreement.

Taking into account of the above, we consider that the terms of the New Loan Agreement are fair and reasonable and in the interest of the Company and the Shareholders as a whole.

4. Financial effects of the New Loan Agreement

Set out below are the possible financial effects on the Group resulting from the entering into of the New Loan Agreement as expected by the Directors:

(a) Gearing

Same as the arrangement of the Existing Loan, EKCM has procured a jointly-controlled entity of the Group to lend up to approximately US$22.7 million to ECI Metro while the balance of the New Loan amounting to approximately US$6.3 will be financed by internal resources of the Group. As the New Loan will be used by ECI Metro to replace the Existing Loan as confirmed by the Directors, the Directors do not expect any immediate material effect on the amount of total borrowings and the gearing ratio (being total borrowings to total equity) of the Group as a result of the New Loan.

(b) *Working capital*

As the New Loan will be used to replace the Existing Loan, the Directors do not expect any cash outflow from the Group resulting from the entering into of the New Loan Agreement, while interest on the New Loan will be received from ECI Metro.

(c) *Net asset value*

As the New Loan will be used to replace the Existing Loan, the Directors do not expect any immediate material effect on the net asset value of the Group as a result of entering into of the New Loan Agreement.

(d) *Earnings*

The Directors expect that the earnings of the Group will be increased by the amount of interest receivable from ECI Metro pursuant to the New Loan Agreement.

Taking into account (i) that no immediate material effect on the gearing ratio and net asset value is expected while the earnings and cash position of the Group will be increased by the amount of interest receivable from ECI Metro under the New Loan Agreement; (ii) the working capital requirement of the ECI Metro Group; and (iii) the prospects of the construction machinery business in China, the Directors consider that the entering into of the New Loan Agreement is in the interest of the Company and the Shareholders as a whole.

RECOMMENDATION

Having considered the above principal factors and reasons, we are of the view that the entering into of the New Loan Agreement are on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Yours faithfully,
For and on behalf of
Kingsway Capital Limited
Chu Tat Hoi
Executive Director

1. INDEBTEDNESS

As at 30 April 2010 being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Group had outstanding secured and unsecured borrowings of approximately US$148,000,000 and US$253,000,000, respectively.

As at 30 April 2010, the Group issued guarantees of approximately US$91,000,000 for credit line granted to jointly-controlled entities and related companies.

Save as aforesaid or as otherwise mentioned herein and apart from intra-group liabilities and normal accounts payable and bills payables in the ordinary course of business, the Group did not have any outstanding mortgages, charges, debentures, loan capital and overdrafts or other similar indebtedness, finance leases or hire purchase commitments, liabilities under acceptance of acceptance credits or any guarantees of other material contingent liabilities as at the close of business on 30 April 2010.

2. WORKING CAPITAL

The Directors are of the opinion that, after taking into account the financial resources and banking facilities available to the Group and its internal generated funds, the Group has sufficient working capital to satisfy its requirements for at least the next twelve months from the date of this circular.

3. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Board confirmed that there was no material adverse change in the financial or trading position or outlook of the Group since 31 December 2009, the date to which the latest published audited consolidated financial statements of the Group were made up.

4. FINANCIAL AND TRADING PROSPECTS OF THE GROUP

To keep China's economy growing in 2010, the Group believes the Chinese government will continue its efforts in developing and implementing stimulus policies for the agriculture industry, raising the living standard of the rural population, as well as further strengthening the development of the agriculture industry. The Group also anticipates the Chinese government will continue to employ stimulus measures to shore up domestic consumption, including infrastructure investments and promotion of rural consumption.

In 2010, the Group will steer itself toward developing the newly acquired feed business, in support of China's agriculture reform and development. As domestic production volume in feed products has been rising steadily and consistently over the years to meet increasing demand and rural living standards continue to improve, demand for feed products is expected to continue to grow reliably. Catering to the growing needs of the feed industry, the Group is planning to increase its feed production capacity by 720,000 tonnes in 2010. Moreover, since products from aqua cultivators and swine breeders are generally more value-added and are able to demand better pricing, growers/breeders are more willing to invest in feed products. In light of this, the Group will adjust its feed product mix to better serve these growers, producing more value-added aqua and swine feed products.

Additionally, the Group will continue to develop and grow its chlortetracycline and industrial businesses, producing more innovative products, expanding the existing sales network and enhancing quality services.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES OR DEBENTURES

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in Shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) as are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions in which he is taken or deemed to have under such provisions of the SFO), recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

(i) Directors' interests in shares of associated corporation

Name of Directors	Name of associated corporation	Number of Shares held	Approximate percentage of shareholding
Mr. Sumet Jiaravanon	CPG	228,277,810	12.96%
Mr. Dhanin Chearavanont	CPG	228,277,810	12.96%
Mr. Thanakorn Seriburi	CPG	11,322,605	0.64%
Mr. Damrongdej Chalongphuntarat	CPG	160,150	0.01%

(ii) Directors' interests in share options granted by the Company

Pursuant to a share option scheme adopted by the Company on 26 November 2002 (the "Scheme"), certain Directors were granted share options. As at the Latest Practicable Date, the interests of the Directors in options to subscribe for Shares under the Scheme were as follows:

Name of Directors	Date of grant	Number of Shares issuable upon exercise of options held as at Latest Practicable Date	Price per Share to be paid on exercise of options *HK$*	Approximate percentage of shareholding
Mr. Sumet Jiaravanon	26 February 2003	12,800,000	0.3900	0.23%
	3 May 2004	12,800,000	0.3900	0.23%
	19 May 2005	12,000,000	0.3540	0.21%
Mr. Dhanin Chearavanont	26 February 2003	12,800,000	0.3900	0.23%
	3 May 2004	12,800,000	0.3900	0.23%
	19 May 2005	12,000,000	0.3540	0.21%
Mr. Thanakorn Seriburi	26 February 2003	21,584,807	0.3900	0.38%
	3 May 2004	20,000,000	0.3900	0.36%
	19 May 2005	21,000,000	0.3540	0.37%
Mr. Meth Jiaravanont	19 May 2005	21,000,000	0.3540	0.37%
Mr. Robert Ping-Hsien Ho	26 February 2003	21,584,807	0.3900	0.38%
	3 May 2004	20,000,000	0.3900	0.36%
	19 May 2005	21,000,000	0.3540	0.37%

Save as disclosed above, as at the Latest Practicable Date, none of the Directors and chief executive of the Company had any interest or short position in Shares, underlying shares or debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) as are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions in which he is taken or deemed to have under such provisions of the SFO), recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

3. SUBSTANTIAL SHAREHOLDERS AND PERSONS WHO HAVE AN INTEREST OR SHORT POSITION WHICH IS DISCLOSEABLE UNDER THE SFO

As at the Latest Practicable Date, the following persons (other than a Director or chief executive of the Company) had the following interests or short positions in Shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

Long position in Shares and underlying Shares of the Company:

Name of Shareholder	Capacity/Nature of interest	*Notes*	Number of Shares	Approximate percentage of issued share capital of the Company *Note 1*
CPI Holding	Beneficial owner	2	1,004,014,695	17.88%
C.P. Intertrade Co., Ltd.	Interest of controlled corporation	2	1,004,014,695	17.88%
Worth Access	Beneficial owner	3	481,250,000	8.57%
OSIL	Beneficial owner	4	15,773,586,612	280.94%
Charoen Pokphand Holding Company Limited	Interest of controlled corporation	3 & 4	16,254,836,612	289.52%
CPG	Interest of controlled corporation	3 & 4	16,254,836,612	289.52%
D.E. Shaw Composite Portfolios, L.L.C.	Beneficial owner	5	760,975,600	13.55%
D.E. Shaw & Co., L.L.C.	Interest of controlled corporation	5	760,975,600	13.55%
D.E. Shaw & Co., II, Inc.	Interest of controlled corporation	5	760,975,600	13.55%
D.E. Shaw & Co. (Asia Pacific) Limited	Investment Manager	5	760,975,600	13.55%
D.E. Shaw & Co. L.P.	Investment Manager	5	760,975,600	13.55%
D.E. Shaw & Co., Inc.	Interest of controlled corporation	5	760,975,600	13.55%
David Elliot Shaw	Interest of controlled corporation	5	760,975,600	13.55%

Notes:

1. The percentage shown below are based on the total number of Shares in issue as at the Latest Practicable Date.

2. CPI Holding beneficially owned 1,004,014,695 Shares. C.P. Intertrade Co., Ltd. has declared an interest in these Shares by virtue of its shareholding in CPI Holding.

3. Worth Access beneficially owned 481,250,000 Shares. Charoen Pokphand Holding Company Limited ("CPH") has declared an interest in these Shares by virtue of its shareholding in Worth Access whilst CPG has also declared an interest in such number of Shares by virtue of its shareholding in CPH.

4. The interests in these Shares represent 2,724,758,578 Shares and 13,048,828,034 Shares upon full conversion of 13,048,828,034 Convertible Preference Shares of the Company (assuming the full repayment of the outstanding advances from the Group to the OSIL Group) held by OSIL. OSIL is wholly-owned by CPH, which in turn a wholly-owned subsidiary of CPG. As such, CPH and CPG are deemed to be interested in the said Shares held by OSIL for the purpose of the SFO.

5. The interests in these Shares represent the issue of 760,975,600 Shares upon full conversion of the convertible preference shares of the Company held by D.E. Shaw Composite Portfolios, L.L.C., which was wholly-owned by D.E. Shaw & Co., L.L.C., which was wholly-owned by D.E. Shaw & Co. II, Inc., which in turn was wholly-owned by Mr. David Elliot Shaw, who also owns the entire interest in D.E. Shaw & Co., Inc., which in turn holds the entire interest in D.E. Shaw & Co. L.P., which in turn holds the entire interest in D.E. Shaw & Co. (Asia Pacific) Limited. All of these companies and Mr. David Elliot Shaw are deemed under SFO to be interested in the same 760,975,600 underlying Shares.

Save as disclosed above, so far as is known to the Directors, as at the Latest Practicable Date, no person (not being a Director or chief executive of the Company) had an interest or a short position in Shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

4. COMPETING INTERESTS

As at the Latest Practicable Date, the Directors were not aware that any of the Directors has interest in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group which falls to be disclosed under the Listing Rules.

5. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or proposed Directors has entered into any existing or proposed service contracts with the Company or any other member of the Group save for those expiring or determinable by the relevant employer within one year without payment of compensation (other than statutory compensation).

6. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and there was no litigation or claim of material importance known to the Directors to be pending or threatened by or against the Company or any of its subsidiaries.

7. INTERESTS IN ASSETS

On 11 December 2009, the Company as the purchaser and OSIL as the vendor, entered into an agreement relating to the acquisition of 100% interest in CP China Investment Limited at the consideration of HK$5,382,000,000. The acquisition, being a connected and very substantial acquisition under the Listing Rules, was approved by the independent shareholders of the Company on 25 January 2010 and completed on 28 February 2010. Messrs. Sumet Jiaravanon and Dhanin Chearavanont, the Honorary Chairman and Chairman of the Company respectively, being members of the Chearavanont Shareholders, are regarded as having controlling interest in CP China Investment Limited.

Save as disclosed above, so far as the Directors are aware, as at the Latest Practicable Date, none of the Directors or the expert referred to in paragraph 9 "Qualification and Consent of Expert" below has any direct or indirect interest in any assets of material importance to the Company which have been acquired or disposed of by or leased to or which are proposed to be acquired or disposed of by or leased to any member of the Group since 31 December 2009, the date of which the latest published audited consolidated financial statements of the Group were made up.

None of the Directors is materially interested in any contract or arrangement subsisting at the date of this circular which is significant in relation to the business of the Group taken as a whole.

8. MATERIAL CONTRACTS

Save as disclosed below, there are no material contracts (other than contracts entered into in the ordinary course of business) which have been entered into by the Company or its subsidiaries in the two years immediately preceding the date of this circular and which are or may be material:

(a) the Amendment Agreement;

(b) the Existing Loan Agreement;

(c) the agreement dated 11 December 2009 entered into between the Company and OSIL in connection with the acquisition of 100% interest in CP China Investment Limited at the consideration of HK$5,382,000,000, which would be satisfied by the allotment and issue of a total of 16,534,562,212 new Shares and/or convertible preference shares of the Company (subject to possible deduction pursuant to the terms and conditions of the agreement);

(d) the agreement dated 8 March 2010 entered into between CP China Investment Limited, a wholly-owned subsidiary of the Company, and two banks in Thailand to amend certain terms under a term loan facility agreement dated 21 August 2008 relating to the facility amount of US$102,800,000; and

(e) the New Loan Agreement.

9. QUALIFICATION AND CONSENT OF EXPERT

The following is the qualification of the expert who has given its letter for the inclusion in this circular:

Name	Qualification	Nature of opinion or advice	Date of opinion
Kingsway	A licensed corporation to carry on Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities (as defined under Schedule 5 of the SFO)	Letter to the Independent Board Committee and the Independent Shareholders	31 May 2010

Kingsway has given and have not withdrawn their written consent to the issue of this circular with the inclusion of their letter and reference to their name in the form and context in which it appears.

As at the Latest Practicable Date, Kingsway did not have any shareholding in the Company or any other member of the Group or the right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in the Company or any other member of the Group.

10. MISCELLANEOUS

(a) The Company's registered office is at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda and its principal place of business is at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong.

(b) The Hong Kong branch share registrar of the Company is Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(c) The qualified accountant of the Company is Ms. Wong Pui Shan, who is an associate member of the Hong Kong Institute of Certified Public Accountants, the Institute of Chartered Accountants in England and Wales and a fellow member of the Association of Chartered Certified Accountants.

(d) The secretary of the Company is Ms. Chan Pui Shan, Bessie. She is an associate member of both The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries.

(e) The English text of this circular shall prevail over Chinese text in the case of any inconsistency.

11. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the Company's principal place of business in Hong Kong at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong up to and including 17 June 2010:

(a) the memorandum of association and bye-laws of the Company;

(b) the letter from Independent Board Committee, the text of which is set out on page 9 of this circular;

(c) the letter from Kingsway, the text of which is set out on pages 10 to 16 of this circular;

(d) the written consent from Kingsway referred to in paragraph headed "Qualification and Consent of Expert" in this appendix;

(e) the annual reports of the Company for each of the two years ended 31 December 2009; and

(f) the material contracts referred to the paragraph headed "Material Contracts" in this appendix.

此乃要件　請即處理

閣下如對本通函之任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將所有名下之卜蜂國際有限公司證券**出售或轉讓**，應立即將本通函送交買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。



卜蜂國際有限公司

(於百慕達註冊成立之有限公司)

(股份代號：43)

有關一份新貸款協議之主要及關連交易

獨立董事委員會及獨立股東之獨立財務顧問


滙富
集團
KingswayGroup
滙富融資有限公司

董事會函件載於本通函第4至8頁。獨立董事委員會函件及獨立財務顧問滙富融資有限公司函件(載有其對獨立董事委員會及獨立股東所作出之意見)分別載於本通函第9頁及第10至16頁。

二零一零年五月三十一日

目　錄

頁次

在本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「修訂協議」	指	EKCM與卡特融資於二零零八年十月三十日就該擔保簽訂之修訂協議
「聯繫人士」	指	具有上市規則所賦予之涵義
「董事會」	指	董事會
「卡特融資」	指	卡特彼勒(中國)融資租賃有限公司(Caterpillar (China) Financial Leasing Co., Ltd.*)，一家於中國成立之公司。彼獨立於本公司及其關連人士及非本公司之關連人士
「謝氏家族股東」	指	謝氏家族之四位成員，即謝正民先生、謝大民先生、謝中民先生及謝國民先生，彼等合共直接及間接擁有本公司已發行股本的75%
「本公司」	指	卜蜂國際有限公司，一家於百慕達註冊成立之公司，其股份於聯交所主板上市(股份代號：43)
「CPG」	指	Charoen Pokphand Group Company Limited，一家於泰國註冊成立之公司，並由謝氏家族股東持有其已發行股本的51.31%
「CPI Holding」	指	CPI Holding Co., Ltd.，一家於英屬維爾京群島註冊成立之公司，並由一家由謝氏家族股東持有其已發行股本的51.31%的公司全資擁有
「董事」	指	本公司之董事
「ECI Metro」	指	ECI Metro Investment Co. Ltd.(易初明通投資有限公司)，一家於英屬維爾京群島註冊成立之公司，並由本公司透過其全資附屬公司間接持有其50%股本權益
「ECI Metro集團」	指	ECI Metro及其全資附屬公司
「EKCM」	指	Ek Chor China Motorcycle Co. Ltd.，一家於百慕達註冊成立之公司，並為本公司之全資附屬公司

「該現有貸款」	指	現有貸款協議項下由EKCM借予或由其促使借予ECI Metro最高達29,000,000美元(或等值人民幣)之現有貸款。該貸款於二零一零年四月二十日到期
「現有貸款協議」	指	EKCM與ECI Metro於二零零九年四月二十一日就提供該現有貸款而簽訂之現有貸款協議
「本集團」	指	本公司及其附屬公司
「該擔保」	指	由EKCM簽訂有關向卡特融資擔保ECI Metro集團欠付若干負債最高上限為30,550,000美元之擔保(已根據修訂協議作出修訂)
「香港」	指	中華人民共和國香港特別行政區
「獨立董事委員會」	指	董事會所委任由獨立非執行董事組成以就該新貸款向獨立股東提供意見之董事委員會
「獨立股東」	指	無須於本公司股東大會上就批准新貸款協議而放棄投票之股東
「滙富」	指	滙富融資有限公司,一間從事證券條例附表5所載之第1類(證券交易)及第6類(就機構融資提供意見)受規管活動之持牌法團,獲委聘為獨立董事委員會及獨立股東有關提供新貸款協議項下之該新貸款之獨立財務顧問
「最後實際可行日期」	指	二零一零年五月二十六日,即本通函付印前就確定本通函所載若干資料而言之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「Metro Tractor」	指	Metro Tractor Co., Ltd.,一家於泰國註冊成立之公司並持有ECI Metro之50%股本權益

「該新貸款」	指	根據新貸款協議由EKCM借予或由其促使借予ECI Metro最高達29,000,000美元(或等值人民幣)之新貸款
「新貸款協議」	指	於二零一零年四月十九日，EKCM與ECI Metro簽訂有關提供該新貸款之新貸款協議
「OSIL」	指	Orient Success International Limited，一家於英屬維爾京群島註冊成立之公司，並由一家由謝氏家族股東間接持有其已發行股本的51.31%之公司全資擁有
「OSIL集團」	指	OSIL及其附屬公司、共同控制企業及聯營公司
「中國」	指	中華人民共和國(就本通函而言，並不包括香港、澳門特別行政區及台灣)
「人民幣」	指	人民幣，中國之法定貨幣
「證券條例」	指	證券及期貨條例(香港法例第571章)
「股份」	指	本公司股本中每股面值0.01美元之普通股
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「美元」	指	美元，美國法定貨幣
「Worth Access」	指	Worth Access Trading Limited，一家於英屬維爾京群島註冊成立之公司，並由一家由謝氏家族股東間接持有其已發行股本的51.31%之公司全資擁有

* *僅供識別*



卜蜂國際有限公司

(於百慕達註冊成立之有限公司)

(股份代號：43)

董事：
謝中民先生
謝國民先生
李紹祝先生
謝克俊先生
謝吉人先生
黃業夫先生
何炎光先生
白善霖先生
謝杰人先生
謝　展先生
謝漢人先生
謝鎔仁先生
何平僊先生
彭小績先生
馬照祥先生*
Sombat Deo-isres先生*
Sakda Thanitcul先生*

* *獨立非執行董事*

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

香港主要辦事處：
香港
夏慤道16號
遠東金融中心
21樓

敬啟者：

有關一份新貸款協議之主要及關連交易

A. 緒言

茲參照本公司日期為二零一零年四月十九日有關根據新貸款協議由EKCM(一家本公司之全資附屬公司)向ECI Metro提供該新貸款之公佈。

本通函旨在向股東提供新貸款協議條款之進一步資料及上市規則規定下本公司之資料。

B. 新貸款協議

(a) 日期

二零一零年四月十九日

(b) 訂約方

貸方： EKCM（一家本公司之全資附屬公司）；及

借方： ECI Metro（一家本集團之共同控制企業，由EKCM間接持有其股本權益的50%）。

(c) 該新貸款之詳情

根據新貸款協議，EKCM已同意自行以，或促使其直接或間接附屬公司或第三方以相等於中國人民銀行於提取當日公佈之人民幣一年期貸款基準利率乘以1.15之年利率（可經雙方同意而作出任何調整）向ECI Metro提供最高達29,000,000美元（或等值人民幣）之現金貸款。該新貸款之利率乃由EKCM及ECI Metro參照中國的商業銀行所報之現行利率及經公平磋商後而釐定。新貸款協議年期為一年，由新貸款協議訂立日開始（可經雙方同意延長）。ECI Metro於到期日須支付利息及償還本金。

(d) 先決條件

新貸款協議之完成須待（其中包括）全面遵守上市規則之相關規定，包括取得（如適用）聯交所授出豁免以接受本公司獨立股東的書面批准代替舉行股東大會以批准新貸款協議及其項下交易。

上述先決條件已獲履行。

(e) 提取

該新貸款可於收到事先書面提取通知後不少於緊接新貸款協議項下之全部條件獲履行後五個營業日後被提取，或相關訂約方以書面同意之其他日期，但第一次提取該新貸款必須於新貸款協議項下之全部條件獲履行後緊接之營業日提取並須用於償還該現有貸款之全部款額（包括應計利息）。

C. 訂約方之資料

本集團主要從事飼料廠經營以產銷飼料產品。另外，本集團亦參與其他多項規模相對較小的業務，包括產銷金霉素產品，以及通過其共同控制企業產銷摩托車、代理卡特彼勒機械及銷售化油器及汽車零部件。

本集團透過本公司全資附屬公司EKCM間接持有ECI Metro 50%股本權益，ECI Metro為一共同控制企業。ECI Metro為「卡特彼勒」品牌工程機械及器具於中國西部之獨家代理，主要提供於中國的卡特彼勒工程機械銷售、租賃及維修服務。

D. 該新貸款之原因

由於該現有貸款於二零一零年四月二十日到期，故簽訂新貸款協議以令ECI Metro可償還該現有貸款之未償還金額。該新貸款令ECI Metro繼續獲得資金以購買卡特彼勒機械及零部件，以及提供營運資金予ECI Metro集團。Metro Tractor（ECI Metro之另一股東）亦已同意繼續促使就相同目的向ECI Metro提供最高達29,000,000美元（或等值人民幣）之貸款。

考慮到(i)該新貸款可繼續支援ECI Metro增加營運規模，加強收益及盈利能力從而使本集團有所得益；及(ii)ECI Metro之另一股東亦已同意就相同目的繼續促使向ECI Metro提供類同的貸款。董事（包括獨立非執行董事，彼等之意見已於考慮滙富之意見後提出）認為該新貸款乃以正常商業條款提供，對本公司及股東整體而言有利及屬公平及合理。

E. 該新貸款之財務影響

董事認為，除本公司預期本集團可從提供該新貸款而獲取定期利息收入外，該新貸款對本集團之盈利、資產及負債將無任何即時影響。

F. 上市規則之涵義

ECI Metro(由EKCM間接擁有其50%股本權益)乃本集團之共同控制企業。由於謝展先生(本公司之執行董事)為楊通先先生之女婿,而楊通先先生通過持有Metro Tractor約92.4%股本權益而持有ECI Metro另外50%股本權益,因此根據上市規則第十四A章,楊通先先生與ECI Metro為本公司之關連人士。由於ECI Metro集團已向及將繼續向卡特融資借款購買「卡特彼勒」品牌工程機械及器具,而卡特融資已同意基於(其中包括)該擔保(分別於本公司日期為二零零七年七月四日及二零零八年十月三十日公佈中披露)同意提供該融資,根據上市規則第14.22條及14A.25條,新貸款協議及該擔保項下之交易須合併計算。由於其中一項適用之合計百分比率高於25%但低於100%,因此根據上市規則,該新貸款(當與該擔保合併計算)構成本公司一項主要及關連交易並須遵守上市規則有關申報、公告及獨立股東批准之規定。

就董事所深知,由於概無股東於新貸款協議中擁有任何重大權益,故無股東須在本公司為批准新貸款協議項下之交易而召開股東大會之情況下放棄投票。CPI Holding、Worth Access及OSIL(彼等均各由謝氏家族股東持有51.31%已發行股本之公司全資擁有;以及截至最後實際可行日期,彼等合共持有本公司之已發行股本約74.98%)已給予就該新貸款之書面批准。於最後實際可行日期,CPI Holding、Worth Access及OSIL分別持有1,004,014,695股、481,250,000股及2,724,758,578股股份。已根據上市規則第14A.43條獲授予豁免舉行股東大會以批准新貸款協議之規定,聯交所亦已接納獨立股東之書面批准。

G. 推薦意見

獨立董事委員會已成立,以考慮就新貸款協議之條款對獨立股東而言是否公平合理,而滙富已獲委聘向獨立董事委員會及獨立股東就此提供意見。

滙富向獨立董事委員會及獨立股東提供意見之函件全文載列於本通函第10至16頁,而獨立董事委員會致獨立股東之函件全文載列於第9頁。

獨立董事委員會經考慮滙富之意見後,認為新貸款協議之條款乃公平及合理及對本公司及股東整體而言有利。

H. 附加資料

敬希亦垂注載列於本通函各附錄所載之附加資料。

此致

列位股東 台照

承董事會命
董事
彭小績
謹啟

二零一零年五月三十一日



卜蜂國際有限公司

(於百慕達註冊成立之有限公司)
(股份代號:43)

敬啟者:

有關一份新貸款協議之主要及關連交易

吾等參照二零一零年五月三十一日刊發予股東之通函(「通函」),本函件為通函的組成部份。除文意另有所指外,本函件用語之涵義與通函所定義者相同。

作為獨立於新貸款協議各訂約方及概無於新貸款協議項下交易擁有任何利益之獨立非執行董事,吾等獲董事會委任按吾等所認為新貸款協議之條款對獨立股東整體而言是否公平合理向　閣下提供意見。

滙富已獲本公司委任為獨立財務顧問,就新貸款協議條款之公平性及合理性向吾等提供意見。其意見詳情、達致該等意見時所考慮之主要因素及理由載列於通函第10至16頁。敬請　閣下亦垂注載列於通函第4至8頁之董事會函件及載列於通函附錄內之附加資料。

經考慮滙富於其意見函件內之意見、所考慮之主要因素及理由後,吾等認為新貸款協議之條款就獨立股東而言乃屬公平合理,並符合本公司及其股東之整體利益。若就此目的舉行股東大會,吾等亦將因此建議獨立股東投票贊成新貸款協議。承如於董事會函件中披露,CPI Holding、Worth Access及OSIL已向本公司提供彼等就該新貸款之書面批准及據此,將不會就此目的召開股東大會。

此致

列位獨立股東　台照

代表獨立董事委員會

獨立非執行董事	*獨立非執行董事*	*獨立非執行董事*
馬照祥	**Sombat Deo-isres**	**Sakda Thanitcul**
謹啟	謹啟	謹啟

二零一零年五月三十一日

下文乃滙富致獨立董事委員會及獨立股東就新貸款協議之條款提供意見之函件全文，以供載入本通函內。


集團滙富
KingswayGroup

香港中環
夏愨道10號
和記大廈5樓
電話：(852) 2877-1830
傳真：(852) 2283-7722

敬啟者：

有關一份新貸款協議之主要及關連交易

緒言

吾等獲委聘為獨立財務顧問，向獨立董事委員會就新貸款協議的條款提供意見，有關詳情載列於　貴公司於二零一零年五月三十一日刊發之通函(「**通函**」，本函件亦為通函之一部分)所載之董事會函件(「**董事會函件**」)。除文義另有所指，本函件用語之涵義與通函所界定者相同。

茲提述　貴公司於二零一零年四月十九日之公佈。於二零一零年四月十九日，EKCM(一家　貴公司之全資附屬公司)與ECI Metro簽訂一份有關提供該新貸款之新貸款協議。

ECI Metro(由EKCM間接擁有其50%股本權益)乃　貴集團之共同控制企業。由於謝展先生(執行董事)為楊通先先生之女婿，而楊通先先生通過持有Metro Tractor約92.4%股本權益而持有ECI Metro另外50%股本權益，因此根據上市規則第十四A章，楊通先先生與ECI Metro為　貴公司之關連人士。由於ECI Metro集團已向及將繼續向卡特融資借款購買「卡特彼勒」品牌工程機械及器具，而卡特融資已同意基於(其中包括)該擔保(分別於　貴公司日期為二零零七年七月四日及二零零八年十月三十日公佈中披露)同意提供該融資，根據上市規則第14.22條及14A.25條，新貸款協議及該擔保項下

之交易須合併計算。由於其中一項適用合計百分比率高於25%但低於100%，因此，該新貸款(當與該擔保合併計算)構成　貴公司之一項主要及關連交易，並須遵守上市規則有關申報、公告及獨立股東批准之規定。就董事所深知，由於概無股東於新貸款協議中擁有任何重大權益，故無股東須在　貴公司為批准新貸款協議項下之交易而召開股東大會之情況下放棄投票。

CPI Holding、Worth Access及OSIL(彼等均各由謝氏家族股東持有51.31%已發行股本之公司全資擁有；以及截至最後實際可行日期，彼等合共持有　貴公司之已發行股本約74.98%)已給予就新貸款協議之書面批准。截至最後實際可行日期，CPI Holding、Worth Access及OSIL分別持有1,004,014,695股、481,250,000股及2,724,758,578股股份。如董事會函件所述，　貴公司已根據上市規則第14A.43條獲豁免舉行股東大會以批准新貸款協議之規定，聯交所亦已接納獨立股東之書面批准。

貴公司已成立由獨立非執行董事馬照祥先生、Sombat Deo-isres先生及Sakda Thanitcul先生組成之獨立董事委員會，以就新貸款協議向獨立股東提供意見。吾等已獲委聘就此向獨立董事委員會及獨立股東提供意見。

吾等意見之基準

在吾等達致吾等對獨立董事委員會及獨立股東之意見及建議時，吾等依賴於通函內所載或參照　貴公司、董事及　貴公司管理層向吾等提供董事認為完整、準確及相關之資料、意見及陳述。吾等假定於通函內所載或參照之資料、意見及陳述於彼等作出時乃真實、準確及完整且於通函日期仍為真實及準確。吾等亦假定董事於通函內就所相信、意見及意向而作出之所有聲明乃經審慎查詢後合理作出。吾等概無理由懷疑任何相關之資料被隱瞞及吾等並不知情任何事實或情況而導致　貴公司、貴公司董事及管理層向吾等提供之資料及陳述及意見不真實、不正確或有所誤導。吾等認為，吾等已審閱足夠之資料以令吾等達致知情之意見。董事已確認所提供及通函內所提述之資料並無隱瞞或遺漏重大事實或陳述。然而，吾等對　貴公司、貴公司董事及管理層所提供之資料並無進行任何獨立核實，亦無對　貴集團、ECI Metro集團、Metro Tractor或彼等任何聯營公司之業務及狀況、財務狀況及未來展望進行任何獨立調查。

所考慮之主要理由及因素

在達致吾等就新貸款協議致獨立董事委員會及獨立股東之意見時，吾等已考慮下列主要理由及因素：

1. 背景及原因

貴集團之業務

貴集團主要從事飼料廠經營以產銷飼料產品。另外， 貴集團亦參與其他多項規模相對較小之業務，包括產銷金霉素產品，以及通過共同控制企業產銷摩托車、代理卡特彼勒機械及銷售化油器及汽車零部件。訂立新貸款協議不屬 貴公司一般日常業務範圍。

ECI Metro之經營表現

誠如董事會函件及 貴公司截至二零零九年十二月三十一日止年度之年報(「**二零零九年年報**」)所載列，並由 貴公司進一步提出，ECI Metro(一家 貴集團之共同控制企業)為「卡特彼勒」品牌工程機械及器具於中國西部之獨家代理，於中國提供卡特彼勒工程機械銷售、租賃及維修服務。ECI Metro現時在中國合共有33家租賃店(其中五家在二零零九年開設)，提供卡特彼勒機械產品之銷售服務，與分銷網相輔相成。同時，ECI Metro亦成功擴展山工裝載機的代理區域至貴州、四川、雲南及重慶。

按照ECI Metro集團於二零零八年度之經審核財務報表及二零零九年度之管理賬目，其截至二零零九年十二月三十一日止年度之收益及除稅後純利分別比二零零八年錄得約27.1%及30.9%增長。於二零零九年，ECI Metro集團之機械設備銷量按年上升18.8%至1,603台，其中主要產品挖掘機之銷量與二零零八年相比按年上升約35.7%至1,342台。誠如二零零九年年報所述，由於四川等地區於過去一年陸續展開重建活動，對工程機械設備的需求格外殷切，四川及雲南兩省於二零零九年之營業額分別比二零零八年上升約41.2%和18.5%，佔ECI Metro集團整體營業額比重約26.9%和23.0%，因而為ECI Metro帶來最多銷售額。另外，重慶市亦錄得強勁銷售增長，二零零九年之營業額較二零零八年按年上升近八成。

ECI Metro之財政資源

ECI Metro集團購買卡特彼勒機械及零部件作銷售及租賃用途。就董事告知，購買乃以ECI Metro集團內部之資源及以舉債融資所支付。誠如 貴公司於二零零九年五月十二日之通函所述，ECI Metro集團原以向銀行及／或卡特融資提取貸款，其中卡特融資乃一家主要於中國從事提供有關購買及／或出租卡特彼勒機械及器具之融資之公司。由於卡特融資調高利率並收緊信貸政策，ECI Metro集團遂於二零零九年四月二十一日訂立現有貸款協議，以得到更多資金作日常營運之用。訂立現有貸款協議構成 貴公司之主要及關連交易，並已按上市規則第14A.43條獲當時之獨立股東以書面方式批准。

現有貸款協議將於二零一零年四月二十日到期。該現有貸款已被全數提取，並於二零一零年四月二十日到期償還，故ECI Metro擬以該新貸款取代全數該現有貸款，而該新貸款將令ECI Metro繼續獲得資金以購買卡特彼勒機械及零部件以及提供營運資金予ECI Metro集團。

根據董事所述，ECI Metro集團於二零零九年於卡特彼勒機械及零部件之實際購買額約為人民幣1,808,000,000元。考慮到二零零九年之銷售達歷史新高，加上預期中國西部之需求，預期購買金額於二零一零年仍會增加，而根據其管理賬目，ECI Metro集團於二零一零年三月三十一日之現金結存約為人民幣282,000,000元。因此，董事認為簽訂新貸款協議對ECI Metro集團繼續獲得資金以作日常營運之用頗為重要。

中國工程機械業之前景

根據中國國家統計局，於二零零九年之固定資產投資總額約人民幣22.5萬億元，按年增加約30.1%，其中城鎮之固定資產投資上升30.5%至約人民幣19.4萬億元，而農村之固定資產投資約達人民幣3.1萬億元，即較二零零八年增加約27.5%。於二零一零年第一季，固定資產投資總額比二零零九年首季上升26.4%。

中國於二零零八年十一月宣佈人民幣4萬億元的刺激經濟方案以加快經濟增長，當中人民幣1.8萬億元計劃將用於鐵路、道路、機場及其他基建設施。根據中國國家統計局，中國西部於二零零九年之固定資產投資約達人民幣4.4萬億元，比二零零八年增長35%，而二零一零年第一季與二零零九年同期相比之下，增長30%。董事相信，該人民幣4萬億元的刺激經濟方案，加上上述中國西部之基建設施重建工作全速進行，應可促進中國對工程機械及零部件之需求，因而計劃在可見將來於中國西部增設店舖，因而增加營運資本需求。

經考慮到(i) ECI Metro集團之營運表現；(ii)預期中國對卡特彼勒機械需求增長，因而增加ECI Metro集團對營運資金之需求；及(iii)現有貸款協議於二零一零年四月二十日到期，故需要該新貸款繼續作ECI Metro集團之日常營運之用，吾等同意董事之意見及認為簽訂新借貸協議乃與 貴集團業務一致並對 貴集團有利。

2. 貸款額

誠如新貸款協議所述，由於現有貸款協議於二零一零年四月二十日到期，EKCM已同意提供或促使其直接或間接附屬公司或第三方提供達29,000,000美元（或等值人民幣）之現金貸款予ECI Metro以支持ECI Metro集團購買卡特彼勒機械及零部件及提供營運資本。ECI Metro之另一股東亦已同意繼續促使最高達29,000,000美元（或等值人民幣）之貸款予ECI Metro以供相同之目的，且據董事所告知，該項貸款之條款與新貸款協議之條款相類似。

按照 貴公司所提供之資料，於二零零九年，ECI Metro集團購買機械及零部件用作銷售及租賃之總額為約人民幣1,808,000,000元，較二零零八年減少約24.1%。董事指出，由於二零零八年下半年之全球金融危機，使ECI Metro集團於二零零八年接獲工程產品之訂單遜於預期。ECI Metro集團於二零零八年底前供二零零九年銷售之存貨量比去年同期上升，導致二零零九年購買金額較低。縱然如此，ECI Metro集團於二零一零年第一季之機械購買量仍比去年同期增加約96.5%至約人民幣733,000,000元。ECI Metro集團於同期出售之機械數目亦比去年上升約63.2%至約630台。鑑於上文所述之業界前景，董事預期卡特彼勒機械於二零一零年之購買金額及購買量均會比二零零九年上升。

經考慮到(i)ECI Metro集團的歷史購買額；及(ii)上文所述預期對工程機械及零部件需求之增加，董事認為該新貸款對ECI Metro集團購買機械及零部件用作銷售及租賃頗為重要。經考慮上述理由後，吾等同意董事之意見及認為該新貸款之金額乃屬合理。

3. 主要條款

根據新貸款協議，該新貸款將以相等於中國人民銀行於提取當日公佈之人民幣一年期貸款基準利率乘以1.15之年利率（可經雙方同意而作出任何調整）（「**該利率**」）計息借出。按董事會函件所指，該利率乃由EKCM及ECI Metro參照中國的商業銀行所報之現行利率及公平磋商後而釐定。

根據新貸款協議，利息乃按一年360日計算。除了於該新貸款到期時該新貸款本金之應付利息外，於新貸款協議首九個月內支取的該新貸款之利息乃每三個月償還，而於該九個月後支取的新貸款之利息則須每月償還。新貸款協議自新貸款協議日起為期一年，或於該新貸款及應計利息全數償還後提前終止。

根據中國人民銀行網站資料，現行人民幣一年期貸款利率為每年5.31%。 貴公司告知，與現有貸款協議之安排相同， 貴集團已促使其一間共同控制企業以相等於中國某商業銀行所報之人民幣一年期貸款基準利率下浮10%之年利率(「**該比率**」)，提供高達約22,700,000美元之貸款予ECI Metro集團(貸款已由 貴集團作出擔保)。根據新貸款協議之應付利息金額(以該利率計算)及應付予上述共同控制企業之利息金額(以該比率計算)之差額將付予EKCM。

剩餘之該新貸款額約6,300,000美元預期將以 貴集團內部資源支付。董事告知，貴集團之主要銀行提供之現行美元定期存款年利率較該利率為低。因此，比較自ECI Metro之應收利息收入及銀行提供之美元定期存款之利息收入後，董事認為向ECI Metro借出上述現金貸款，對 貴集團而言，較為有利。

董事告知，雖然ECI Metro尚未落實就ECI Metro另一股東同意促使相等貸款額之協議之條款，惟ECI Metro之董事已告知董事，彼等將促使該項貸款之條款與新貸款協議之條款相類似。

經考慮上述理由後，吾等認為新貸款協議之條款乃屬公平及合理並符合 貴公司及股東整體之利益。

4. 新貸款協議之財務影響

下列乃董事預期簽訂新貸款協議可能對 貴集團之財務影響：

(a) 資本負債比率

與該現有貸款之安排相同，EKCM已促使 貴集團之一家共同控制企業向ECI Metro貸款達約22,700,000美元。其餘該新貸款約6,300,000美元將由 貴集團內部資源支付。由於經董事確認，該新貸款將由ECI Metro用以取代該現有貸款，因此董事並不預期該新貸款會使 貴集團的總借貸金額及資本負債比率(即總借貸除以總資本總額)有任何即時重大影響。

(b) *營運資本*

由於該新貸款將用以取代該現有貸款，因此董事並不預期簽訂新貸款協議會使　貴集團出現任何現金流出，惟將向ECI Metro收取該新貸款之利息。

(c) *資產淨值*

由於該新貸款將用以取代該現有貸款，因此董事並不預期簽訂新貸款協議會對　貴集團之資產淨值有任何即時重大影響。

(d) *盈利*

董事預期　貴集團之盈利將因根據新貸款協議應收ECI Metro之利息金額而增加。

經考慮到(i)預期資本負債比率及資產淨值概無即時重大影響，以及　貴集團盈利及現金水平將因根據新貸款協議應收ECI Metro之利息金額而增加；(ii) ECI Metro集團之營運資本需求；及(iii)於中國工程機械業務之展望，董事認為簽訂新貸款協議符合　貴公司及股東整體之利益。

推薦意見

經考慮上述主要因素及理由後，吾等認為，簽訂新貸款協議乃按一般商業條款訂立，屬公平合理且符合　貴公司及股東之整體利益。

此　致

卜蜂國際有限公司
獨立董事委員會及列位獨立股東　台照

代表
滙富融資有限公司
執行董事
朱達凱
謹啟

二零一零年五月三十一日

1. 債務

於二零一零年四月三十日(即本通函付印前就此債務聲明而言之最後實際可行日期)，本集團有未償還有抵押及無抵押借款分別約148,000,000美元及253,000,000美元。

於二零一零年四月三十日，本集團就授予共同控制企業及關連公司之授信額度提供約91,000,000美元之擔保。

除上文所述或本通函其他章節所述者及除本集團內公司間負債及日常業務過程中之一般應付賬項及應付票據外，本集團於二零一零年四月三十日營業時間結束時概無任何未償還按揭、抵押、債券、借貸資本及透支或其他類似債務、融資租賃或租購承擔、承兑信貸之承兑負債或其他重大或然負債之任何擔保。

2. 營運資金

董事經考慮本集團可動用的財務資源及銀行融資以及內部資金後，認為本集團具備足夠營運資金以應付其於本通函日期起計至少未來十二個月期間的需要。

3. 重大不利變動

於最後實際可行日期，董事會確認自二零零九年十二月三十一日(即本集團最近期刊發經審核綜合財務報表之結算日)起本集團之財務或貿易狀況或前景概無任何重大不利變動。

4. 本集團財務及經營前景

為保持於二零一零年國內經濟增長，本集團相信中國政府將繼續就發展農業實施優惠政策、提升農民的生活水平，以及促進農村經濟發展。本集團亦預期中國政府會繼續刺激內需，包括增加基建投資及促進農村地區消費等。

於二零一零年，本集團將繼續配合國家的農業政策，積極發展新收購的飼料業務。由於國內飼料產品產量在過去多年來皆持續穩定地增長以滿足上升的需求及國內農民生活水平持續提升，故預期飼料產品的需求仍會穩定增長。迎合飼料行業上升的需求，本集團計劃於二零一零年增加飼料產能共約720,000噸。由於水產及豬養殖營運商之產品一般有較大的附加值，可收取較高價錢，所以養殖戶較願意投資於飼料產品上。有見及此，本集團會優化其飼料產品組合，生產更多豬及水產飼料等高增值產品，以迎合他們的需要。

另外，本集團將繼續發展及拓展金霉素及工業業務，包括開發更多新產品、擴展現有的銷售網絡，以及提升服務素質。

1. 責任聲明

本通函載有就遵守上市規則之規定而提供有關本公司資料之詳情。各董事願就本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知及所信，本通函並無遺漏其他事實，致使本通函所載任何內容產生誤導。

2. 董事及主要行政人員於股份、相關股份或債券中之權益及淡倉

於最後實際可行日期，本公司董事及主要行政人員於本公司或任何聯繫公司(定義見證券條例第XV部份)之股份、相關股份及債券中擁有根據證券條例第XV部第7及第8分部(包括根據證券條例之該等條款被當作或視為由彼等擁有之權益或淡倉)須知會本公司及聯交所之權益或淡倉，或根據證券條例第352條須記錄於該條所述之登記冊或須根據上市公司董事進行證券交易的標準守則規定已知會本公司及聯交所之權益或淡倉如下：

(i) 董事於聯繫公司之股權

董事名稱	聯繫公司名稱	持有股份數目	股權概約百分比
謝中民先生	CPG	228,277,810	12.96%
謝國民先生	CPG	228,277,810	12.96%
李紹祝先生	CPG	11,322,605	0.64%
何炎光先生	CPG	160,150	0.01%

(ii) 董事於本公司之購股權之權益

根據本公司於二零零二年十一月二十六日採納之購股權計劃(「該計劃」)，授出購股權予若干董事。於最後實際可行日期，董事根據該計劃有權認購股份之權益如下：

董事名稱	授出日期	於最後實際可行日期行使購股權可發行之股份數目	於行使購股權時須支付之每股股份行使價	股權概約百分比
			港元	
謝中民先生	二零零三年二月二十六日	12,800,000	0.3900	0.23%
	二零零四年五月三日	12,800,000	0.3900	0.23%
	二零零五年五月十九日	12,000,000	0.3540	0.21%
謝國民先生	二零零三年二月二十六日	12,800,000	0.3900	0.23%
	二零零四年五月三日	12,800,000	0.3900	0.23%
	二零零五年五月十九日	12,000,000	0.3540	0.21%
李紹祝先生	二零零三年二月二十六日	21,584,807	0.3900	0.38%
	二零零四年五月三日	20,000,000	0.3900	0.36%
	二零零五年五月十九日	21,000,000	0.3540	0.37%
謝克俊先生	二零零五年五月十九日	21,000,000	0.3540	0.37%
何平僊先生	二零零三年二月二十六日	21,584,807	0.3900	0.38%
	二零零四年五月三日	20,000,000	0.3900	0.36%
	二零零五年五月十九日	21,000,000	0.3540	0.37%

除上文披露者外，於最後實際可行日期，本公司董事及主要行政人員概無於本公司或其任何聯繫公司(定義見證券條例第XV部)之股份、相關股份或債券中擁有根據證券條例第XV部第7及第8分部之規定須知會本公司及聯交所之任何權益或淡倉(包括根據該等證券條例之規定當作或視作擁有之權益或淡倉)；或根據證券條例第352條規定須記錄於該條所述之登記冊之任何權益或淡倉；或根據上市公司董事進行證券交易的標準守則規定須知會本公司及聯交所之任何權益或淡倉。

3. 根據證券條例須予披露擁有權益或淡倉之人士及主要股東

於最後實際可行日期，下列人士(本公司董事及主要行政人員除外)於本公司股份或相關股份中擁有根據證券條例第XV部第2及第3分部之規定須向本公司披露之權益或淡倉；或直接或間接擁有在任何情況下於本集團任何其他成員公司股東大會上具投票權之任何類別股本面值10%或以上權益：

於本公司股份及相關股份的好倉：

股東名稱	權益資格／性質	*附註*	股份數目	本公司已發行股本之概約百分比 *附註1*
CPI Holding	實益擁有者	2	1,004,014,695	17.88%
C.P. Intertrade Co., Ltd.	控制公司權益	2	1,004,014,695	17.88%
Worth Access	實益擁有者	3	481,250,000	8.57%
OSIL	實益擁有者	4	15,773,586,612	280.94%
Charoen Pokphand Holding Company Limited	控制公司權益	3&4	16,254,836,612	289.52%
CPG	控制公司權益	3&4	16,254,836,612	289.52%
D.E. Shaw Composite Portfolios, L.L.C.	實益擁有者	5	760,975,600	13.55%
D.E. Shaw & Co., L.L.C.	控制公司權益	5	760,975,600	13.55%
D.E. Shaw & Co., II. Inc.	控制公司權益	5	760,975,600	13.55%
D.E. Shaw & Co. (Asia Pacific) Limited	投資經理	5	760,975,600	13.55%
D.E. Shaw & Co. L.P.	投資經理	5	760,975,600	13.55%
D.E. Shaw & Co., Inc.	控制公司權益	5	760,975,600	13.55%
David Elliot Shaw	控制公司權益	5	760,975,600	13.55%

附註：

1. 下述百分比乃按最後實際可行日期之已發行股份總數為基準。

2. CPI Holding實益擁有1,004,014,695股股份。C.P. Intertrade Co., Ltd.亦憑藉擁有CPI Holding之股權，故同樣擁有該等股份之權益。

3. Worth Access實益擁有481,250,000股股份。Charoen Pokphand Holding Company Limited(「CPH」)憑藉擁有Worth Access之股權，故同樣擁有該等股份之權益。同時，CPG亦憑藉擁有CPH之股權，故同樣擁有該等數目之股份。

4. 該等股份權益代表由OSIL持有的2,724,758,578股股份及於OSIL所持13,048,828,034股本公司可換股優先股(假設由本集團向OSIL集團墊付之未償還金額已全部償還)全部轉股時所產生之13,048,828,034股股份。OSIL由CPH全資擁有，而CPH為CPG全資附屬公司。因此，就證券條例而言，CPH及CPG被視作於上述由OSIL所持有之股份中擁有權益。

5. 該等股份權益代表於D.E. Shaw Composite Portfolios, L.L.C.所持的本公司可換股優先股全部換股時所發行的760,975,600股股份。該公司由D.E. Shaw & Co., L.L.C.(彼由D.E. Shaw & Co. II, Inc.全資擁有)全資擁有。而D.E. Shaw & Co. II, Inc.則由David Elliot Shaw先生全資擁有。David Ellot Shaw先生亦擁有D.E. Shaw & Co., Inc.之全部權益，該公司持有D.E. Shaw & Co. L.P.之全部權益，而D.E. Shaw & Co. L.P.則持有D.E. Shaw & Co. (Asia Pacific) Limited之全部權益。因此，就證券條例而言，上述公司及David Elliot Shaw先生被視作於該760,975,600股相關股份中擁有權益。

除上文所披露者外，據董事所知，於最後實際可行日期，概無人士(非本公司之董事及主要行政人員)於本公司股份及相關股份中擁有根據證券條例第XV部第2及第3分部之規定須向本公司披露之權益或淡倉，或直接或間接擁有在任何情況下於本集團任何其他成員公司之股東大會上具投票權之任何類別股本面值10%或以上權益。

4. 競爭權益

於最後實際可行日期，董事概不知悉任何董事持有任何與本集團業務直接或間接或有可能存在競爭之業務(按上市規則下需作披露)的權益。

5. 服務合約

於最後實際可行日期，董事或建議董事概無與本公司及本集團之任何其他成員公司簽訂現有或擬訂中之服務合約(不包括於一年內期滿或可由公司終止合約時而無須作出賠償(法定賠償除外)之合約)。

6. 訴訟

於最後實際可行日期，本公司或其任何附屬公司概無涉及任何重大訴訟或仲裁，且據董事所知，本公司或其任何附屬公司亦無任何尚未了結或面臨之重大訴訟或索償。

7. 資產權益

於二零零九年十二月十一日，本公司作為買方及OSIL作為賣方就有關以5,382,000,000港元之代價收購CP China Investment Limited之100%權益訂立協議。該收購（根據上市規則為一項關連交易及非常重大收購事項）於二零一零年一月二十五日獲本公司獨立股東批准，並於二零一零年二月二十八日完成。謝中民先生及謝國民先生分別為本公司之名譽董事長及董事長，作為謝氏家族股東成員，彼等被視為於CP China Investment Limited中擁有控制權益。

除上文所披露者外，就董事所知，於最後實際可行日期，董事或於以下第9段「專家資歷及同意書」所列專家概無於本集團任何成員公司自二零零九年十二月三十一日（本集團最近期刊發的經審核綜合財務報表的編製日期）以來所收購或出售或租用，或擬收購或出售或租用之任何就本公司而言屬重要資產中擁有任何直接或間接權益。

董事概無就本集團整體之業務而言屬重大之任何合約或安排（於本通函日期仍屬有效）中擁有任何重大權益。

8. 重大合約

除下文所披露者外，本公司或其附屬公司概無於緊接本通函之日期前兩年訂立，其性質屬或可能屬重大合約（於日常業務中訂立之合約除外）：

(a) 修訂協議；

(b) 現有貸款協議；

(c) 由本公司與OSIL於二零零九年十二月十一日就有關以5,382,000,000港元之代價收購CP China Investment Limited之100%權益而訂立的協議。該代價以發行總數16,534,562,212股本公司新股份及／或可換股優先股（根據該協議項下之條款可能須予減少）支付；

(d) 由CP China Investment Limited（本公司之全資附屬公司）與兩間泰國銀行於二零一零年三月八日訂立的協議，以修訂日期為二零零八年八月二十一日有關融資金額達102,800,000美元之有期貸款融資協議項下之若干條款；及

(e) 新貸款協議。

9. 專家資歷及同意書

以下為提供載於本通函內之信函之專家資歷：

名稱	資歷	意見或建議之性質	意見日期
滙富	一間從事根據證券條例附表5所載之第1類(證券交易)及第6類(就機構融資提供意見)受規管活動之持牌法團	致獨立董事委員會及獨立股東之信函	二零一零年五月三十一日

滙富已就本通函之刊發及以其現有形式及內容載列其函件及引述其名稱發出同意書，且迄今並無撤回其同意書。

於最後實際可行日期，滙富並無於本公司或本集團任何其他成員公司之股份中擁有任何權益，且並無擁有任何可認購或提名他人認購本公司或本集團任何其他成員公司之股份之權利或購股權(不論是否可依法強制執行)。

10. 雜項

(a) 本公司之註冊辦事處為Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda及主要營業地點為香港夏慤道16號遠東金融中心21樓。

(b) 本公司於香港之股份過戶登記分處為香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716號舖。

(c) 本公司之合資格會計師為黃佩珊小姐，彼為香港會計師公會及英格蘭及威爾斯特許會計師公會之會員及特許公認會計師公會之資深會員。

(d) 本公司之秘書為陳佩珊小姐。彼為特許秘書及行政人員公會及香港特許秘書公會之會員。

(e) 本通函備有中英文本，如有任何偏差，惟應以英文本為準。

11. 備查文件

下列文件之副本於二零一零年六月十七日或之前，可於正常辦公時間內於本公司於香港之主要營業地點，香港夏慤道16號遠東金融中心21樓供查閱：

(a) 本公司之組織章程大綱及細則；

(b) 獨立董事委員會函件，其內容已載列於本通函第9頁；

(c) 滙富函件，其內容已載列於本通函第10至16頁；

(d) 本附錄中「專家資歷及同意書」一段內滙富之書面同意書；

(e) 截至二零零九年十二月三十一日止兩個年度各年之本公司年報；及

(f) 本附錄「重大合約」一段內所述之重大合約。



C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

Ref : BC/GH/CPP/10/068

BY AIRMAIL

2nd June, 2010

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington, DC 20549
United States of America

Attn : International Corporate Finance

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2277 0286 in Hong Kong if you have any questions.

................../2

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.



Bessie P S Chan
Company Secretary

Encl

c.c. Ms Joanne Wang - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen / Ms Anna Jia - The Bank of New York, Hong Kong Branch (w/o encl) (via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC dated 2nd June, 2010 of C.P. Pokphand Co. Ltd.

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Documents

Document : Monthly Return of Equity Issuer on Movements in Securities for the month ended 31st May, 2010

Date : 2nd June, 2010

Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

For Main Board and GEM listed issuers


HKEx
香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 31/05/2010

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: C.P. Pokphand Co. Ltd.

Date Submitted: 02/06/2010

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 00043 Description : Ordinary Shares

	No. of ordinary shares	Par value *(US$)*	Authorised share capital *(US$)*
Balance at close of preceding month	30,000,000,000	0.01	300,000,000
Increase/(decrease)	NIL		NIL
Balance at close of the month	30,000,000,000	0.01	300,000,000

(2) Stock code : N/A Description :

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

2. Preference Shares

Stock code : N/A Description : Convertible Preference Shares

	No. of preference shares	Par value *(US$)*	Authorised share capital *(US$)*
Balance at close of preceding month	20,000,000,000	0.01	200,000,000
Increase/(decrease)	NIL		NIL
Balance at close of the month	20,000,000,000	0.01	200,000,000

3. Other Classes of Shares

Stock code : N/A Description :

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(US$)* : 500,000,000

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	5,614,489,364	N/A	6,902,451,953	N/A
Increase/ (decrease) during the month	NIL	N/A	NIL	N/A
Balance at close of the month	5,614,489,364	N/A	6,902,451,953	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
	Granted	Exercised	Cancelled	Lapsed		
1. Share Option Scheme (26/11/2002) Ordinary shares *(Note 1)*	NIL	NIL	NIL	NIL	NIL	647,544,234
2. N/A (/ /) shares *(Note 1)*						
3. N/A (/ /) shares *(Note 1)*						

Total A. (Ordinary shares)	NIL
(Preference shares)	N/A
(Other class)	N/A

Total funds raised during the month from exercise of options (State currency) NIL

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry – dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
2. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total B. (Ordinary shares) N/A

(Preference shares) N/A

(Other class) N/A

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)) (/ /)						
2. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total C. (Ordinary shares) N/A
(Preference shares) N/A
(Other class) N/A

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /) shares *(Note 1)*		
2. N/A (/ /) shares *(Note 1)*		
3. N/A (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)	N/A	
(Preference shares)	N/A	
(Other class)	N/A	

Other Movements in Issued Share Capital

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)		
2. Open offer	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)		
3. Placing	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)		
4. Bonus issue	______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)		

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	Class of shares issuable *(Note 1)* N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)		
6. Repurchase of shares		Class of shares repurchased *(Note 1)* N/A Cancellation date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)		
7. Redemption of shares		Class of shares redeemed *(Note 1)* N/A Redemption date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)		
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)* N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)		

For Main Board and GEM listed issuers

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)		
10. Other (Please specify) At price : State currency ———	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)		
	Total E.	(Ordinary shares)	N/A	
		(Preference shares)	N/A	
		(Other class)	N/A	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	NIL
	(2)	N/A
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		NIL
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

Submitted by: Chan Pui Shan, Bessie

Title: Company Secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*